

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Carmine T. Oliva
Chairman of the Board and Chief Executive Officer
EMRISE Corporation
611 Industrial Way
Eatontown, New Jersey 07724

> **Re: EMRISE Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 17, 2010**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 18, 2010**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed July 2, 2010**
> **File No. 001-10346**

Dear Mr. Oliva:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A(T), page 41
Evaluation of Disclosure Controls and Procedures

1.   Please note that disclosure controls and procedures is defined in Exchange Act Rule 13a-15(e) as opposed to 13a-15(f), as is currently disclosed. Please revise in any future or amended filing.

Management's Report on Internal Control over Financial Reporting

2.   As a related matter, the narrative definition of internal control over financial reporting as presented in your filing is actually the definition of disclosure controls and procedures from Exchange Act Rule 13a-15(e). In any future or amended filing, if you provide a definition of internal control over financial reporting, please provide a definition substantially similar to that in Exchange Act Rule 13a-15(f).

3.   Please tell us where you have presented the disclosure describing the temporary rule regarding auditor attestation reports pursuant to Item 308T(a)(4) of Regulation S-K.

4.   Under material weakness (3) on page 43, please tell us whether the weakness led to adjustment of the 2009 annual, interim or subsequent period financial statements. That is, clarify why the disclosure is limited to 2008.

Form 10-Q for the fiscal quarter ended March 31, 2010

Condensed Consolidated Statement of Operations, page 2

5.   Please tell us why you have not also presented earnings/loss per share for discontinued operations and net (loss) income. Refer to FASB ASC 260-10-45-2 and -3.

Note 7, Goodwill, page 15

6.   Please tell us about the nature of the $655,000 added to goodwill in the first quarter of 2010 and describe the basis in GAAP for the underlying accounting.

Item 4T. Controls and Procedures, page 33
Evaluation of Disclosure Controls and Procedures, page 33

7.   We reference the disclosure that you conducted an assessment of internal control over financial reporting as of March 31, 2010. As a smaller reporting company, under Item 4T of Form 10-Q you are only required to furnish the information required by Items 307 and 308T(b) of Regulation S-K. In this regard, management's assessment of the effectiveness of internal control over financial reporting is provided on an annual basis on Form 10-K, as set forth in Item 308T(a) of Regulation S-K. Please tell us why management's assessment of the effectiveness of internal control over financial reporting is provided for the interim period and tell us whether an assessment under Item 308T(a) of Regulation S-K was actually performed as of March 31, 2010.

8.   As a related matter, while you disclose that management evaluated internal control over financial reporting as of March 31, 2010, we do not see a statement that management evaluated disclosure controls and procedures as of quarter end. Under Exchange Act Rule 13a-15(b) you are required to evaluate disclosure controls and procedures at the end

of each quarter. In that regard, please note that the concepts of internal control over financial reporting and disclosure controls and procedures are not interchangeable. Accordingly, please confirm to us that management evaluated disclosure controls and procedures as of the end of the quarter. Please also provide clarifying disclosure in any relevant amended or future Form 10-Q.

Preliminary Revised Proxy Statement on Schedule 14A

Fairness of the Transaction, page 33

9.   Please describe the method that you used to select Boenning & Scattergood, Inc. as the preparer of the fairness opinion. See Item 1015(b)(3) of Regulation M-A.

10.   Refer to the first bullet on page 34. Confirm that your financial advisor reviewed a draft of the purchase agreement, in substantially final form.

11.   Please revise to disclose that Boenning & Scattergood, Inc. has consented to the use of the opinion in the proxy statement.

12.   Please note that as a document publicly filed with the Commission, you may not limit investors' reliance upon the fairness opinion. Revise the fairness opinion as well as your disclosure in the proxy, as appropriate, to eliminate limitations on reliance.

Comparable Company Analysis, page 36

13.   We note your disclosure in this section and in your section entitled "Comparable Transactions Analysis" on page 37. We note also your statement on page 35 that neither Boenning & Scattergood, Inc.'s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. However, please revise to provide meaningful disclosure regarding the procedures followed by Boenning & Scattergood, Inc., including the bases and methods used to reach its findings.

Terms of Engagement; Other Matters, page 37

14.   We note your statement that Boenning & Scattergood, Inc. has in the past, including over the last two years, provided investment banking, financial advisory and other financial services to EMRISE. Please expand to clarify the reference to "other financial services."

15.   In addition, please revise to disclose any compensation that was received or earned as a result of these relationships during the last two years. See Item 1015(b)(4) of Regulation M-A.

Notes to Unaudited Consolidated Financial Statements, page 54
Note 11 – Subsequent Events, page 67

16.   We see you have evaluated subsequent events through the date the financial statements
        were available for issue ("June xx, 2010"). Please appropriately complete the footnote.
        Refer to FASB Codification Topic ASC 855-10.

Unaudited Pro Forma Consolidated Financial Statements, page 70

17.   We refer to the statement contained in the last sentence of the fourth paragraph that
        "…no one makes any representation regarding the information set forth below…" As it
        generally is not appropriate to disclaim required disclosure, please revise your filing to
        delete the referenced disclaimer.

Unaudited Pro Forma Consolidated Statement of Operations, page 71

18.   Please present a pro forma statement of operations for each period for which the
        registrant's financial statements are included in the filing. Please refer to Question H6 to
        the July 2001 Interim Supplement to the Publicly Available Telephone Interpretations.

19.   Please revise to provide historical and pro forma per share data pursuant to Rule
        11-02(b)(7) of Regulation S-X.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 75

20.   We refer to the description of pro forma adjustments to cash and cash equivalents (Note
        E). Please revise Note E to provide a tabular calculation of the net adjustment of
        $2,986,000 or revise the pro forma balance sheet to present each transaction on a gross
        basis.

21.   In a related matter, please also provide a tabular disclosure of the adjustments described
        in Note H or revise the pro forma balance sheet to present each transaction on a gross
        basis.

Consolidated Statements of Cash Flows, page C-13

22.   We see a credit for inventory obsolescence totaling $704,000 in 2008. Please tell us how
        your accounting for inventory impairment charges considers the guidance from SAB
        Topic 5-BB and FASB ASC 330-10-35-14. Under the cited guidance, inventory
        impairment charges establish a new cost basis for subsequent accounting purposes and
        such charges may not be later reversed based on changes in underlying facts and
        circumstances.

23.   As a related matter, we refer to the table of inventory on page C-28. We see that the table
        shows inventory reserves that exceed two of the three categories presented. Please tell us
        how it is consistent with the theory expressed under SAB Topic 5-BB and FASB ASC
        330-10-35-14 to characterize inventory impairment charges as establishing "reserves."
        That is, explain to us why the amount presented for "reserves" should not be allocated to
        the cost of the underlying categories of inventory.

Note 16, Operating Segments, page C-45

24.   Please reconcile the amount disclosed as total operating loss for 2008 to the
        corresponding amount presented in the consolidated statement of operations for that year.

Operating Expenses, page C-65

25.   We reference your disclosure that the decrease in selling, general and administrative
        expenses from 2008 to 2009 arose from "cost reduction activities." In future filings
        please describe restructuring plans that had or are expected to have a material impact on
        your operating results. For guidance, please refer to SAB Topic 5-P.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Jennifer L. Miller
Ballard Spahr LLP